For immediate release	EXHIBIT 99.2

FAIRMONT HOTELS & RESORTS INC.
INCREASES DIVIDEND

TORONTO, December 9, 2002 – The Board of Directors of Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) has increased the semi-annual dividend from two cents (U.S.$0.02) per share to three cents (U.S.$0.03) per share on the outstanding common shares, payable on January 28, 2003, to holders of record at the close of business on December 27, 2002. The decision to increase the dividend reflects FHR’s confidence in the company’s fundamentals, financial strength and outlook.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s current portfolio consists of 80 luxury and first class properties with more than 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5 percent controlling interest in Fairmont, North America’s largest luxury hotel management company. Fairmont manages 40 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada’s largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties, two large undeveloped land blocks and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 23 properties.

Contact:	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com